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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 April 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: London Stock Exchange Old Broad Street London EC2N 1HP United Kingdom Company Announcements Office The Australian Stock Exchange 4th Floor, 20 Bridge Street Sydney NSW 2000 Australia	cc: New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank UBS Zurich

Date: 13 April 2005

For Release: Immediately

Contact: Jamin Lawton +44 (0)20 7802 4108

Notification of Major Interests in Shares

The following notification was received on 12 April 2005 by BHP Billiton Plc in a communication from Old Mutual plc dated 12 April 2005 relating to major interests in shares of BHP Billiton Plc as at 1 April 2005:

"Please find notification pursuant to section 198 of the Companies Act 1985, that as at 1st April 2005, Old Mutual Plc and its direct and indirect subsidiaries had a material interest in 220,657,724 ordinary shares of BHP Billiton Plc, representing 8.94% of the issued share capital. The shares are registered as per the attached schedule."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at 1 April 2005
Total Shares issued	Number of Shares	Company	Registered Holder	% of issued shares
2,468,147,002	130,020,077	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	5.27%
	288,092	Prudential Portfolio Managers SA (Pty) Ltd (not an Old Mutual Company	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	37,674	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.00%
	225,000	Polaris Capital (Pty) Ltd (Not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	7,772,565	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited	0.31%
	47,037,817	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)	1.91%
	3,196,237	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	0.13%
	330,902	Old Mutual Asset Managers (South Africa) (Pty) Ltd	BoE Life Ltd	0.01%
	188,096	Old Mutual Asset Managers (South Africa) (Pty) Ltd	BoE Life Assurance Company Ltd	0.01%
	2,741,191	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.11%
	212,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
	1,318,601	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)	0.05%
	87,784	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited	0.00%
	1,269,492	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.05%
	4,988,023	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.20%
	1,221,777	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.05%
	161,100	Quantitive Asset Management	ABSA Nominees	0.01%
	305,211	Quantitive Asset Management	Nedbank Nominees Ltd	0.01%
	5,004,255	Quantitive Asset Management	Standard Bank Nominees Ltd	0.20%
	710,548	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	0.03%
	5,058,614	NIB Collective Investment Schemes	Nedcor Bank Nominees	0.20%
	168,879	NIB Securities	NIB IPS Nominees (Pty) Ltd	0.01%
	3,806,350	BOE Personal Stockbrokers	BNS Nominees	0.15%
	3,129	Old Mutual (STRAC)	Nedcor Bank Nominees	0.00%
	4,341,476	BOE Private Clients	Nedbank Nominees Ltd	0.18%
	31,491	BOE Private Clients	Registered Own Name	0.00%
	130,494	BOE Fiduciary	Nedcor Bank Nominees	0.01%

TOTAL	220,657,724			8.94

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 13 April 2005